# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MNTN, Inc., CIK 0001891027
CUSIP: 55318A108
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 823 CONGRESS AVENUE, #1827, AUSTIN, Texas (TX), 78768
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002059554

## Reporting persons
- Mark Douglas: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,586,506; shared voting power 0; sole dispositive power 9,586,506; shared dispositive power 0; aggregate amount beneficially owned 9,586,506 (17.8% of the class)
- Hot Springs Capital I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 9,006,581; shared voting power 0; sole dispositive power 9,006,581; shared dispositive power 0; aggregate amount beneficially owned 9,006,581 (16.9% of the class)
  Comment: Limited Liability Company

## Item 1. Issuer
Name of issuer: MNTN, Inc.
Address of issuer's principal executive offices: 823 CONGRESS AVENUE, #1827, AUSTIN, Texas, 78768

## Item 2. Person Filing
Name of person filing:
Mark Douglas
Hot Springs Capital I LLC
Address of principal business office or, if none, residence: The principal business address for Mr. Douglas is c/o MNTN, Inc., 823 Congress Avenue, #1827, Austin, TX 78768. The principal business address for Hot Springs Capital I LLC is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, DE 19808.
Citizenship: Mr. Douglas is a citizen of the United States. Hot Springs Capital I LLC is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Class A Common Stock of the Issuer as of the date hereof, based upon 44,231,894 shares of Class A Common Stock outstanding as of October 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025. The ownership information also assumes the conversion of the Class B common stock, par value $0.0001 per share ("Class B Common Stock"), of the Issuer into shares of Class A Common Stock on a one-to-one basis, and exercise of stock options disclosed below into shares of Class A Common Stock of the Issuer on a one-to-one basis.

Hot Springs Capital I LLC may be deemed to beneficially own 9,006,581 shares of Class A Common Stock, which consists of (i) 4,414,342 shares of Class A Common Stock underlying shares of Class B Common Stock held directly and (ii) 4,592,239 shares of Class A Common Stock underlying shares of Class B Common Stock subject to stock options held directly that are fully vested.

Mark Douglas may be deemed to beneficially own 9,586,506 shares of Class A Common Stock, which consists of (i) 131,925 shares of Class A Common Stock underlying shares of Class B Common Stock subject to stock options held directly that are fully vested; (ii) 448,000 shares of Class A Common Stock underlying shares of Class B Common Stock held by a trust for which Mr. Douglas is the trustee; and (iii) 9,006,581 shares of Class A Common Stock beneficially held by Hot Springs Capital I LLC, as described above, for which Mr. Douglas is trustee of its sole member. Mr. Douglas controls all voting and investment decisions for shares held by Hot Springs Capital I LLC.
Percent of class:
Mark Douglas: 17.8%

Hot Springs Capital I LLC: 16.9%
Sole power to vote or to direct the vote:
Mark Douglas: 9,586,506

Hot Springs Capital I LLC: 9,006,581
Shared power to vote or to direct the vote:
Mark Douglas: 0

Hot Springs Capital I LLC: 0
Sole power to dispose or to direct the disposition:
Mark Douglas: 9,586,506

Hot Springs Capital I LLC: 9,006,581
Shared power to dispose or to direct the disposition:
Mark Douglas: 0

Hot Springs Capital I LLC: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mark Douglas: /s/ Mark Douglas, Mark Douglas (02/17/2026)
- Hot Springs Capital I LLC: By: Bear Capital I, its sole member, By: /s/ Mark Douglas, Mark Douglas, Trustee (02/17/2026)